

13030642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARKER GLOBAL INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 SUMMER STREET
(No. and Street)

STAMFORD	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN BRANDT 203-674-5139
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

P. D'ANGELO, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

21 OAK RIDGE DRIVE	MAHOPAC	NY	10541
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN BRANDT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARKER GLOBAL INVESTMENTS, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



THERESE RICHARDS
NOTARY
PUBLIC
STATE OF CONNECTICUT

Therese Richards
NOTARY PUBLIC
State of Connecticut
My Commission Expires
May 31, 2014

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARKER GLOBAL INVESTMENTS, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2012

P. D'Angelo, CPA, P.C.
21 Oak Ridge Drive
Mahopac, NY 10541

INDEPENDENT AUDITOR'S REPORT

To the Managing Member
Parker Global Investments, LLC
Stamford, Connecticut

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Parker Global Investments, LLC, (the Company) as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parker Global Investments, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, and II is fairly stated in all material respects in relation to the financial statements as a whole.



P. D'ANGELO, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT

February 16, 2013
Mahopac, NY

PARKER GLOBAL INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
Current Assets		
Cash in Bank	$	45,749
Prepaid Expenses		5,108
Total Current Assets		50,857
TOTAL ASSETS	$	50,857
LIABILITIES AND MEMBER'S EQUITY		
Current Liabilities		
Accounts Payable and Accrued Expenses	$	3,577
Total Current Liabilities		3,577
TOTAL LIABILITIES		3,577
Member's Equity		47,280
TOTAL MEMBER'S EQUITY		47,280
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	50,857

See independent auditor's report and notes to financial statements

PARKER GLOBAL INVESTMENTS, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2012

REVENUES		
Placement Fee		$ 31,000
	TOTAL REVENUE	31,000
EXPENSES		
Professional fees		$ 29,333
Regulatory fees		3,832
Operating expenses		250
	TOTAL EXPENSES	33,415
	NET INCOME	$ (2,415)

See independent auditor's report and notes to financial statements

PARKER GLOBAL INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

Balance - beginning of year		35,195
Capital contributions		14,500
Net Income		(2,415)
Balance - end of year	$	47,280

See independent auditor's report and notes to financial statements

PARKER GLOBAL INVESTMENTS, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities		
Net Income	$	(2,415)
Adjustments to reconcile net loss to net cash provided by operating activites:		
(Increase) decrease in assets:		
Prepaid expenses		(2,489)
Increase (decrease) in liabilities:		
Accounts Payable and Accrued expenses		3,577
Total adjustments		1,088
Net cash used in operating activities		(1,327)
Cash flows from financing activities		
Capital Contributions		14,500
Net cash provided by financing activities		14,500
Net Change in Cash		13,173
Cash - Beginninng of year		32,576
Cash - End of year	$	45,749

Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest expense	$	-
Income taxes	$	-

See independent auditor's report and notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Parker Global Investments, LLC (the "Company") is a securities broker dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company's revenue is primarily derived from providing investment banking services through its participation in private placement offerings and the initial and trailing commissions earned through the sale of private placement products. The Company is a wholly owned subsidiary of Parker Global Strategies, LLC.

These financial statements are presented on the accrual basis of accounting.

Revenue

The Company recognizes revenue from placement fees and the initial and trailing commissions upon the completion of the private placement offering, the sale of the private placement product, and based upon a percentage of the Net Asset Value of the underlying securities calculated quarterly.

Significant Credit Risk and Estimates

As a registered broker-dealer, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company, organized in the state of Connecticut as a single member limited liability company, is considered a disregarded entity for federal and state income tax purposes and its activity is included in the tax return of its Parent. Accordingly, there is no provision for federal or state income taxes, since these taxes are the personal responsibility of the members of the Parent.

Although the company adopted the provisions under FIN 48, there are no positions taken that materially affect the financial statements. Accordingly, no disclosure under FIN 48 has been prepared.

2. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

3. RELATED PARTY TRANSACTIONS

The Company receives specified administrative services from its Parent at no cost. Under a written agreement, between the Company and its Parent, the Parent has agreed to assume responsibility for these expenses and has indicated that the Company is not directly or indirectly liable to the Parent for these expenses. The Parent has demonstrated that it has adequate resources to pay these expenses. In addition, the Parent has separately agreed to provide additional capital, as required, for the Company to meet its minimum net capital requirement under rule 15c3-1. The Company received $14,500 in additional capital from its Parent during the year ended December 31, 2012.

4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012 the Company had net capital of $44,633, which was $39,633 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 8.01% as of December 31, 2012.

5. SIPC ASSESSMENT RECONCILIATION PURSUANT TO SEC RULE 17a-5(e)(4)

The Company's revenues do not exceed the $500,000 threshold determined by SEC Rule 17a-5(e)(4). Accordingly, the company is not subject to the additional agreed upon procedures required by SEC Rule 17a-5(e)(4).

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2012

PARKER GLOBAL INVESTMENTS, LLC

Schedule 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Net Capital		
Member's equity	$	47,280
Deductions and/or charges to Net Capital		
Non-allowable assets		(2,646)
Adjusted Net Capital	$	44,634
Minimum Net Capital required	$	5,000
Excess of Net Capital over minimum requirements	$	39,634
Aggregate Indebtedness	$	3,577
Percentage of Aggregate Indebtedness to Net Capital		8.01%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012)

Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$	44,633
Rounding Adjustment		1
Net Capital per above	$	44,634

See independent auditor's report and notes to financial statements

PARKER GLOBAL INVESTMENTS, LLC

Schedule 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, would be required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

See independent auditor's report and notes to financial statements

P. D'Angelo, CPA, P.C.
21 Oak Ridge Drive
Mahopac, NY 10541

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Managing Member
Parker Global Investments, LLC
Stamford, Connecticut

In planning and performing our audit of the financial statements of Parker Global Investments, LLC (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more that a remote likelihood that a misstatements of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified the following matter which was considered in determining the nature, timing and extent of the procedures performed in my audit of the financial statements of Parker Global Investments, LLC for the year ended December 31, 2012, and this report does not affect our report thereon dated February 16, 2012.

> The size of the business, management structure, and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



P. D'ANGELO, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT

February 16, 2013
Mahopac, NY